UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-1665

CUSIP NUMBER 496719105

(Check one):  [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q  [  ] Form 10-D  [  ] Form N-SAR  [  ] Form N-CSR

   For Period Ended:  June 30, 2020
   [   ] Transition Report on Form 10-K
   [   ] Transition Report on Form 20-F
   [   ] Transition Report on Form 11-K
   [   ] Transition Report on Form 10-Q
   [   ] Transition Report on Form N-SAR

   For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________________________________________________

PART I - REGISTRANT INFORMATION

KINGSTONE COMPANIES, INC.
Full Name of Registrant

Former Name if Applicable

15 Joys Lane
Address of Principal Executive Office (Street and Number)

Kingston, New York  12401
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not timely complete the filing of its Quarterly Report on Form 10-Q for the period ended June 30, 2020 due to a delay in complying with the SEC’s iXBRL requirements that recently became applicable to accelerated filers. In addition, at 5:17 p.m. on August 10, 2020, the due date for the filing of the Registrant’s Form 10-Q, the Registrant’s counsel was advised as to a decision of the Unites States District Court of the Southern District of New York dismissing an amended complaint brought against the Registrant and others in a putative class action suit.  The Registrant needed to update the disclosure in the Form 10-Q as to the status of the suit.  The delay in filing could not be eliminated by the Registrant without unreasonable effort or expense.  In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, the Registrant has filed its Form 10-Q on August 11, 2020 (no later than the fifth calendar day following the prescribed due date).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Victor Brodsky	(845) 802-7900
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
[X] Yes     [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes   [  ] No    See below.

The Registrant’s Form 10-Q was filed with the SEC on August 11, 2020.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

KINGSTONE COMPANIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2020	By:	/s/ Victor Brodsky
Victor Brodsky
Chief Financial Officer